SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DataKey, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

237909 10 6
(CUSIP Number)

Mary E. Schaffner
Robert J. Kaukol
Norwest Corporation
Norwest Center
Sixth and Marquette
Minneapolis, MN  55479
(612) 667-0628
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 1997
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or 94), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP NO. 237909 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V
            Tax Identification No. 41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.1%

14)         TYPE OF REPORTING PERSON

             PN

______________________
(1) Consists of the total number of shares of common stock of DataKey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.


SCHEDULE 13D

CUSIP NO. 237909 10 6

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V
            Tax Identification No. 41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.1%

14)         TYPE OF REPORTING PERSON

             PN






______________________
(1) Consists of the total number of shares of common stock of Datakey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.



SCHEDULE 13D

CUSIP NO. 237909 10 6

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel J. Haggerty
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.1%

14)         TYPE OF REPORTING PERSON

             IN






______________________
(1) Consists of the total number of shares of common stock of DataKey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.



SCHEDULE 13D

CUSIP NO. 237909 10 6

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.1%

14)         TYPE OF REPORTING PERSON

             IN






______________________
(1) Consists of the total number of shares of common stock of DataKey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.



SCHEDULE 13D

CUSIP NO. 237909 10 6

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.1%

14)         TYPE OF REPORTING PERSON

             IN






______________________
(1) Consists of the total number of shares of common stock of DataKey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.



ITEM 1. SECURITY AND ISSUER.

This Statement relates to the common stock, par value $.05 per share of DataKey, Inc., whose executive offices are located at 407 West
Travelers Trail, Burnsville, MN 55337.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) This statement is filed by the entities and persons listed below:

         Norwest Equity Partners V
         Itasca Partners V
         Daniel J. Haggerty
         John E. Lindahl
         George J. Still, Jr.

         Norwest Equity Partners V is a Minnesota limited partnership, of which Itasca Partners V is the general partner. Itasca Partners V is also a Minnesota limited partnership, of which Messrs. Haggerty, Lindahl and Still are the general partners.

         Mr. Haggerty is the President and CEO of Norwest Venture Capital, Inc. Messrs. Lindahl and Still are Vice Presidents of Norwest Venture Capital, Inc. The address of Norwest Venture Capital, Inc. is 2800 Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, MN 55479-3388.

(d) During the last five years, none of the persons listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed above has been a party to a civil proceeding of a judicial oradministrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the entities listed above was organized under the laws of the state of Minnesota. Each of the natural persons listed above is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of common stock that are the subject of this statement are held of record by Norwest Equity Partners V. See Item 5(c).

ITEM 4.  PURPOSE OF TRANSACTION.

The shares of common stock that are the subject of this statement are held of record by Norwest Equity Partners V. Norwest Equity
Partners V is holding the shares for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  All reporting persons, as a group, may be deemed to
     beneficially   own an aggregate of 640,516 shares of common stock.
     Norwest Equity Partners V is the record holder of all 640,516 shares. Messrs. Haggerty, Lindahl and Still may be deemed to beneficially own 640,516 shares by reason of their affiliation with Norwest
     Equity Partners V. See Item 2 for information concerning this affiliation.

(b) Norwest Equity Partners V has sole voting and sole disposition power of the shares of common stock held of record by it.

(c) During the 60 days preceding the filing of this statement, there have been no transactions in the common stock that were effected by any reporting person. On January 31, 1997, as the result of a merger of Norwest Growth Fund, Inc. (NGF) and Norwest Limited, Inc. (NLI), ownership of 640,516 shares of DataKey, Inc. was transferred from NGF to NLI. On January 31, 1997, NLI transferred the 640,516 shares of DataKey, Inc. to Norwest Equity Partners V as a capital contribution.

(d) With the exception of the persons who are the holders of record of the shares of Common Stock listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting persons.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date:  April 9, 1997

NORWEST EQUITY PARTNERS V

By:  Itasca Partners V
Its:  General Partner



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a general partner

ITASCA PARTNERS V



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a general partner

DANIEL J. HAGGERTY



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty

JOHN E. LINDAHL



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         John E. Lindahl

GEORGE J. STILL, JR.



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         George J. Still, Jr.


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is attached, together with any amendments thereto, shall be filed by Norwest Equity Partners V, Itasca
Partners V, Daniel J. Haggerty, John E. Lindahl and George J. Still,
Jr.

Dated:  April 9, 1997

NORWEST EQUITY PARTNERS V

By:  Itasca Partners V
Its:  General Partner



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a general partner

ITASCA PARTNERS V



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a general partner

DANIEL J. HAGGERTY



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty

JOHN E. LINDAHL



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         John E. Lindahl

GEORGE J. STILL, JR.



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         George J. Still






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